SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

           Yes       No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings plc LEI: 635400BR2ROC1FVEBQ56
2. Reason for the notification (please tick the appropriate box or boxes):

[] An acquisition or disposal of voting rights
[x] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: The Goldman Sachs Group, Inc.		City and country of registered office (if applicable): Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v: Goldman Sachs International
5. Date on which the threshold was crossed or reachedvi: 18/10/2023
6. Date on which issuer notified: 20/10/2023
7. Threshold(s) that is/are crossed or reached: Below 6%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	1.46%	4.29%	5.75%	1,138,934,528
Position of previous notification (if applicable)	0.05%	6.67%	6.72%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct		Indirect	Direct	Indirect
IE00BYTBXV33			16,316,562	1.43%
US7835132033			259,505	0.02%

SUBTOTAL A			16,576,067	1.46%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdatex		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open			18,936	0.002%
Swap	31/05/2024			2,200,080	0.19%
Call Option	16/02/2024			338,753	0.03%
Call Option	19/01/2024			335,796	0.03%
Call Option	20/12/2024			200,000	0.02%
Call Option	17/11/2024			45,000	0.004%
			SUBTOTAL B.1	3,138,565	0.28%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of theRegulations
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Swap	06/06/2024		Cash	5,608,643	0.49%
Swap	03/11/2023		Cash	5,498,997	0.48%
Swap	24/05/2024		Cash	4,000,035	0.35%
Swap	13/09/2024		Cash	3,999,928	0.35%
Swap	18/04/2024		Cash	3,999,775	0.35%
Swap	17/01/2024		Cash	3,003,515	0.26%
Swap	11/01/2024		Cash	3,003,302	0.26%
Swap	13/09/2024		Cash	2,849,949	0.25%
Swap	16/01/2024		Cash	2,703,116	0.24%
Swap	17/01/2024		Cash	2,402,812	0.21%
Swap	14/11/2023		Cash	2,399,718	0.21%
Swap	17/10/2025		Cash	2,073,627	0.18%
Swap	17/01/2024		Cash	2,072,148	0.18%
Swap	17/03/2032		Cash	509,763	0.04%
Put Option	01/03/2024		Physical	338,753	0.03%
Put Option	02/02/2024		Physical	335,796	0.03%
Swap	01/11/2027		Cash	186,000	0.02%
Swap	18/03/2024		Cash	166,290	0.01%
Swap	13/10/2033		Cash	93,643	0.01%
Swap	16/02/2032		Cash	89,783	0.01%
Swap	25/08/2033		Cash	72,526	0.01%
Swap	26/07/2033		Cash	71,542	0.01%
Swap	03/06/2024		Cash	65,481	0.01%
Swap	13/04/2026		Cash	35,895	0.003%
Swap	25/08/2033		Cash	35,278	0.003%
Swap	11/01/2024		Cash	26,012	0.002%
Swap	25/08/2033		Cash	22,451	0.002%
Swap	17/10/2024		Cash	17,249	0.002%
Swap	16/03/2026		Cash	12,866	0.001%
Swap	25/08/2026		Cash	11,069	0.001%
Swap	13/10/2033		Cash	8,108	0.001%
Swap	12/10/2026		Cash	8,000	0.001%
Swap	17/10/2024		Cash	7,103	0.001%
Swap	13/10/2033		Cash	6,593	0.001%
Swap	13/10/2033		Cash	5,773	0.0005%
Swap	13/10/2033		Cash	4,354	0.0004%
Swap	13/10/2033		Cash	3,944	0.0003%
Swap	13/10/2033		Cash	2,775	0.0002%
			SUBTOTAL B.2	45,752,612	4.02%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International		4.28%	5.71%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

The Goldman Sachs Group, Inc.
Folio Financial, Inc.
Folio Investments, Inc.

The Goldman Sachs Group, Inc.
IMD Holdings LLC
United Capital Financial Partners, Inc.
United Capital Financial Advisers, LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
GSAMI Holdings I Ltd
GSAMI Holdings II Ltd
Goldman Sachs Asset Management International Holdings Ltd
Goldman Sachs Asset Management International

The Goldman Sachs Group, Inc.
Goldman Sachs Bank USA
Goldman Sachs Bank Europe SE

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management Holdings LLC
Goldman Sachs Asset Management UK Holdings I Ltd
Goldman Sachs Asset Management UK Holdings II Ltd
Goldman Sachs Asset Management Holdings I B.V. / Goldman Sachs Asset Management Holdings II B.V.
Goldman Sachs Asset Management Holdings B.V.
11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]
12. Additional informationxvi:
Please note, the total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.

General email contact:
gs-regops-emea-position-enquiries@gs.com

Done at Paris on 20/10/2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 October, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary